Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at March 31, 2015	As at December 31, 2014
ASSETS
Current assets
Cash and cash equivalents		$133,014,195	$141,447,544
Accounts receivable		14,937,658	13,503,303
Prepaid expenses and other assets		2,191,903	1,205,250
Income taxes recoverable		29,341	29,341
Inventories	3	7,213,011	6,798,198

		157,386,108	162,983,636

Non-current assets
Property and equipment, net	4	13,432,609	13,647,819
Intangible assets, net	5	19,813,514	20,249,915

Total Assets		$190,632,231	$196,881,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$7,389,341	$5,345,539
Provisions		308,954	335,204
Deferred revenue		590,179	403,816
Distribution rights payable		250,000	250,000

		8,538,474	6,334,559

Non-current liabilities
Deferred revenue		824,896	551,875
Distribution rights payable		1,656,867	1,630,819
Shareholder warrants	6	21,436,142	25,873,085

Total Liabilities		$32,456,379	$34,390,338

Shareholders’ Equity
Share capital	9	$321,696,298	$315,651,455
Contributed surplus	7	13,060,281	12,134,913
Deficit		(176,580,727)	(165,295,336)

Total Shareholders’ Equity		$158,175,852	$162,491,032

Total Liabilities and Shareholders’ Equity		$190,632,231	$196,881,370

Total number of common shares outstanding	9	56,162,959	55,572,568

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three month period ended
	Notes	March 31, 2015	March 31, 2014
Product sales		$11,067,180	$9,391,391
Royalty revenue		452,380	405,000
Partnership fee revenue		—	325,000
Service revenue		171,781	176,831

Total revenues		11,691,341	10,298,222
Cost of sales		4,220,144	3,601,897

Gross profit		$7,471,197	$6,696,325

Selling and distribution costs		12,497,654	6,707,560
Research and development expenses		3,622,553	2,254,918
Administrative expenses		2,686,706	1,980,074

Total operating expenses		$18,806,913	$10,942,552

Loss from operations		(11,335,716)	(4,246,227)

Finance costs		(26,048)	—
Finance income		53,743	68,380
Shareholder warrants revaluation adjustment	6	22,630	(11,943,918)
Gain on investment		—	25,000

Loss before income taxes		(11,285,391)	(16,096,765)
Income tax expense		—	(14,537)

Net loss and comprehensive loss for the period		($11,285,391)	($16,111,302)

Basic and diluted loss and comprehensive loss per share for the period	10	($0.20)	($0.29)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Deficit	Total
As at December 31, 2014	$315,651,455	$12,134,913	($165,295,336)	$162,491,032
Net loss and comprehensive loss	—	—	(11,285,391)	(11,285,391)
Exercise of warrants (note 6)	5,113,522	—	—	5,113,522
Exercise of options (note 9)	931,321	(422,380)	—	508,941
Stock-based compensation (note 7)	—	1,347,748	—	1,347,748

As at March 31, 2015	$321,696,298	$13,060,281	($176,580,727)	$158,175,852

As at December 31, 2013	$307,103,074	$8,953,041	($140,941,473)	$175,114,642
Net loss and comprehensive loss	—	—	(16,111,302)	(16,111,302)
Exercise of options (note 9)	1,258,838	(506,448)	—	752,390
Stock-based compensation (note 7)	—	776,071	—	776,071

As at March 31, 2014	$308,361,912	$9,222,664	($157,052,775)	$160,531,801

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three month period ended
	Notes	March 31, 2015	March 31, 2014
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		($11,285,391)	($16,111,302)
Items not affecting cash
Depreciation of property and equipment	4	1,216,374	1,152,552
Amortization of intangible assets	5	436,401	88,324
Stock-based compensation	7	1,347,748	776,071
Gain on investment		—	(25,000)
Imputed interest on distribution rights payable		26,048	—
Shareholder warrants revaluation adjustment	6	(22,630)	11,943,918

		(8,281,450)	(2,175,437)

Changes in non-cash working capital
Increase in accounts receivable		(1,434,355)	(607,656)
(Increase) decrease in prepaid expenses and other assets		(986,653)	290,886
(Increase) decrease in inventories		(414,813)	243,625
Increase (decrease) in accounts payable and accrued liabilities and provisions		2,050,284	(1,146,367)
Increase (decrease) in deferred revenue		186,363	(30,984)

Net change in non-cash working capital balances related to operations		(599,174)	(1,250,496)

Increase (decrease) in long-term deferred revenue		273,021	(298,817)

Cash used in operating activities		($ 8,607,603)	($ 3,724,750)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(1,206,099)	(2,290,707)
Disposals of property and equipment	4	204,935	84,780
Redemption of investment		—	25,000

Cash used in investing activities		($ 1,001,164)	($ 2,180,927)

FINANCING ACTIVITIES
Repayment of government assistance		—	(17,587)
Proceeds from exercise of options		508,941	752,390
Proceeds from exercise of warrants		699,209	—

Cash provided by financing activities		$ 1,208,150	$ 734,803

Net decrease in cash and cash equivalents		(8,400,617)	(5,170,874)
Impact of foreign exchange on cash and cash equivalents		(32,732)	(2,334)
Cash and cash equivalents at beginning of period		141,447,544	182,329,782

Cash and cash equivalents at end of period		$133,014,195	$177,156,574

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. The interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange [“TSX”] and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

2.	ACCOUNTING POLICIES

These interim condensed consolidated financial statements for the three month period ended March 31, 2015 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three month period ended March 31, 2015 should be read together with the annual consolidated financial statements for the year ended December 31, 2014, which are available on SEDAR at www.sedar.com.

Certain prior period information has been reclassified to conform to the current year’s presentation.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2014. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on April 27, 2015.

New standards, interpretations and amendments adopted by the Company

Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company adopted these amendments in its financial statements for the annual period beginning January 1, 2015. The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

New standards, interpretations and amendments not yet adopted by the Company

[a] Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the ISAB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

[b] IFRS 15 – Revenue from Contracts with Customers [“IFRS 15”]

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

[c] IFRS 9 – Financial Instruments [“IFRS 9”]

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)). The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

3.	INVENTORIES

Inventories by category are as follows:

	March 31, 2015	December 31, 2014
	$	$
Raw materials	5,682,815	5,107,719
Medical devices, software and parts	1,422,945	1,613,517
TMR kits	107,251	76,962

	7,213,011	6,798,198

For the three month period ended March 31, 2015, $1,145,629 [three month period ended March 31, 2014 – $1,503,354] of inventory has been recognized in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2015	24,913,546	450,791	1,663,792	294,180	27,322,309
Additions	1,154,679	—	51,420	—	1,206,099
Disposals	(464,544)	—	—	—	(464,544)

Balance at March 31, 2015	25,603,681	450,791	1,715,212	294,180	28,063,864

Depreciation:
Opening balance at January 1, 2015	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)
Depreciation	(1,154,447)	(4,883)	(53,497)	(3,547)	(1,216,374)
Disposals	259,609	—	—	—	259,609

Balance at March 31, 2015	(12,452,684)	(424,675)	(1,501,971)	(251,925)	(14,631,255)

Net book value at March 31, 2015	13,150,997	26,116	213,241	42,255	13,432,609

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2014	20,658,005	432,187	1,475,962	284,716	22,850,870
Additions	6,184,030	18,604	187,830	9,464	6,399,928
Disposals	(1,928,489)	—	—	—	(1,928,489)

Balance at December 31, 2014	24,913,546	450,791	1,663,792	294,180	27,322,309

Depreciation:
Opening balance at January 1, 2014	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)
Depreciation	(4,685,340)	(16,945)	(174,629)	(29,573)	(4,906,487)
Disposals	722,034	—	—	—	722,034

Balance at December 31, 2014	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)

Net book value at December 31, 2014	13,355,700	30,999	215,318	45,802	13,647,819

As at March 31, 2015, medical devices includes construction-in-progress of $4,968,312 [December 31, 2014 – $5,033,710], which are not being depreciated. Depreciation will commence when the devices are placed at the medical institutions.

For the three month period ended March 31, 2015, additions included expenditures of $984,273 [three month period ended March 31, 2014 – $1,498,446] on SPY Elite® systems, LUNA™ systems and PINPOINT systems placed at medical institutions to generate revenue.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—

Balance at March 31, 2015	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2014	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)
Amortization	—	(239,381)	(197,020)	(436,401)

Balance at March 31, 2015	(5,913,642)	(2,743,639)	(244,521)	(8,901,802)

Net book value at March 31, 2015	—	12,177,216	7,636,298	19,813,514

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	5,913,642	5,052,103	—	10,965,745
Additions	—	9,868,752	7,880,819	17,749,571

Balance at December 31, 2014	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2014	(5,913,642)	(1,748,456)	—	(7,662,098)
Amortization	—	(755,802)	(47,501)	(803,303)

Balance at December 31, 2014	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)

Net book value at December 31, 2014	—	12,416,597	7,833,318	20,249,915

6.	SHAREHOLDER WARRANTS

	February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	$
December 31, 2013	393,873	5,291,864	1,561,515	20,774,130	26,065,994
Exercised	(107,784)	(2,028,931)	—	—	(2,028,931)
Revaluation	—	817,992	—	1,018,030	1,836,022

December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085
Exercised	(290,089)	(4,414,313)	—	—	(4,414,313)
Revaluation	—	333,388	—	(356,018)	(22,630)

March 31, 2015	—	—	1,561,515	21,436,142	21,436,142

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2014 were valued at U.S. $13.96 per warrant.

As at March 31, 2015, the warrants were revalued at U.S. $13.73 per warrant utilizing the following assumptions: volatility rate of 59%; risk-free interest rate of 0.78%; expected life of 0.98 years; a share price of CDN $20.57; an exercise price of CDN $3.18 and an exchange rate of 0.7885.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2014 at U.S. $14.07 per warrant.

During the three month period ended March 31, 2015, the remaining warrants of 290,089 were exercised [see Note 9].

7.	STOCK-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three month period ended March 31, 2015 and included in the respective function lines in the interim condensed consolidated statements of loss and comprehensive loss is $1,347,748 [three month period ended March 31, 2014 – $776,071] with a corresponding increase to contributed surplus.

A summary of the options outstanding as at March 31, 2015 and December 31, 2014 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	March 31, 2015		December 31, 2014
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	3,691,962	11.32	2,710,944	6.72
Options granted	136,000	18.76	1,644,420	18.45
Options exercised	(300,302)	2.15	(372,901)	4.59
Options cancelled	(15,986)	5.71	(19,666)	13.86
Options forfeited	(72,167)	18.86	(270,835)	17.55

Options outstanding, end of period	3,439,507	12.31	3,691,962	11.32

Options exercisable, end of period	1,514,846	6.83	1,722,799	5.34

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 24, 2015, the Company issued 136,000 options under the Plan to employees. For the three month period ended March 31, 2015, the Company used the following assumptions to determine the fair value of $5.29 for each of the options granted: weighted average volatility rate of 48%, expected dividend yield of nil, weighted average expected life of 3.3 years, weighted average interest rate of 0.52%, and an exchange rate of 0.7935.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the periods presented in the interim condensed consolidated financial statements.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

[a]	Fair value

Set out below is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments that are recorded in the consolidated financial statements:

	March 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	133,014,195	133,014,195	141,447,544	141,447,544
Loans and receivables
Accounts receivable	14,937,658	14,937,658	13,473,962	13,473,962

	147,951,853	147,951,853	154,921,506	154,921,506

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	21,436,142	21,436,142	25,873,085	25,873,085
Distribution rights payable	1,906,867	1,906,867	1,880,819	1,880,819
Accounts payable and accrued liabilities and provisions	7,698,295	7,698,295	5,680,743	5,680,743

	31,041,304	31,041,304	33,434,647	33,434,647

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	The fair value of the distribution rights payable is estimated by discounting the future contractual payments.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

•	The fair value of shareholder warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 – Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2 – Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	March 31, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	133,014,195	—	—	141,447,544	—	—
Financial liabilities
Shareholder warrants	—	21,436,142	—	—	25,873,085	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c]	Concentration of Accounts Receivable

As at March 31, 2015, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2014 – two customers]. Concentration of these customers comprised 26% of total accounts receivable as at March 31, 2015 as compared to 52% as at December 31, 2014.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

9.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares – unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2013	54,894,038	307,103,074
Common shares issued to acquire intangible assets	201,845	3,500,000
Exercise of stock options	372,901	2,735,174
Exercise of warrants	103,784	2,313,207

Balance at December 31, 2014	55,572,568	315,651,455

Exercise of stock options	300,302	931,321
Exercise of warrants	290,089	5,113,522

Balance at March 31, 2015	56,162,959	321,696,298

10.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net loss and weighted average number of shares data used in the basic and diluted loss per share computations:

	For the three month period ended
	March 31, 2015	March 31, 2014
Net loss and comprehensive loss attributable to common shareholders for basic and diluted loss per share	($11,285,391)	($16,111,302)

Weighted average number of shares for basic and diluted loss per share	55,913,270	54,981,353

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

11.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	March 31, 2015	March 31, 2014
	$	$
United States	10,298,599	9,678,834
Outside United States	1,392,742	619,388

Total	11,691,341	10,298,222

For the three month period ended March 31, 2015, there were no sales to customers that exceeded 10% of total revenue [three month period March 31, 2014 – two customers]. Concentration of these two customers comprised 33% and 29% of total revenue for the three month period ended March 31, 2014.

Property and equipment, net is as follows

	March 31, 2015	December 31, 2014
	$	$
Canada	5,742,014	5,753,490
United States	7,690,595	7,894,329

Total	13,432,609	13,647,819

Intangible assets are domiciled as follows

	March 31, 2015	December 31, 2014
	$	$
Canada	2,917,664	2,990,899
Outside Canada	16,895,850	17,259,016

Total	19,813,514	20,249,915